UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on April 10, 2026 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on March 13, 2026 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2026 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: April 27, 2026 / 11:00 (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Republic of Korea

 KEPCO Headquarters

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1) Election of a Standing Director

- Kim, Jae-koon

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: April 10, 2026

Attachment

Agenda 1. Election of a Standing Director

•	Kim, Jae-koon

•	Gender : Male

•	Date of Birth : February 28, 1967

•	Current Position in KEPCO : Expert Advisor of Regional Headquarters KEPCO Daegu (From December 2025 to Present)

•	Previous Positions in KEPCO

-	Vice President and Head of Regional Headquarters KEPCO Busan-Ulsan (from December 2024 to December 2025)

-	Vice President and Head of New Transmission Business Department (from November 2022 to December 2024)

-	Vice President and Head of Transmission & Substation Department of Regional Headquarters KEPCO Daegu (from December 2021 to November 2022)

-	Assistant Vice President and Head of New Transmission Construction Team (from December 2020 to December 2021)

-	Direct General and Head of Daegu-Gyeongbuk Regional Construction Office (from January 2019 to December 2020)

-	Direct General and Head of Pohang Regional Transmission and Substation Management Office (from July 2018 to January 2019)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

The nominee, Mr. Kim, Jae-koon has exhibited outstanding capabilities and performances in field operations and overall organizational management during his tenure in various key positions at KEPCO, including as Vice President and Head of Transmission & Substation Department of Regional Headquarters KEPCO Daegu, Vice President and Head of New Transmission Business Department and Vice President and Head of Regional Headquarters KEPCO Busan-Ulsan.

The nominee is an expert in power grid construction and operations. Based on his expertise, he has successfully performed diverse tasks in KEPCO, including improving power grid construction cost efficiencies by establishing HVDC installation standards and developing advanced cable operation technologies and contributing to the stable power supply of the southern metropolitan area, which is a strategic hub for semiconductor and other industrial complexes, through the timely energization of infrastructure projects. In particular, he is credited with successfully securing the necessary permits and regulatory approvals for the East Coast-Shin Gapyeong HVDC construction project and initiating its full-scale construction based on his strong leadership.

If the nominee is elected as a Standing Director, his expertise and experience will help KEPCO play a pivotal role in the timely construction of power grids and ensuring a stable energy supply at a critical turning point for the energy transition and the establishment of future power networks.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since

Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Oh, Heung-Bok	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 21, 2024

Standing Director	Male	Ahn, Jung-Eun	Corporate Senior Vice President and Chief Business Management Officer	Jan. 6, 2025

Standing Director	Male	Jung, Chi-Kyo	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	May. 28, 2025

Standing Director	Male	Kim, Jae-Koon	Corporate Senior Vice President and Chief Power System Officer	Newly Elected

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director	Nov. 8, 2023

Non-standing Director	Male	Cho, Seong-Jin	Non-Executive Director	Dec. 4, 2023

Non-standing Director	Male	Kang, Hoon	Non-Executive Director	May. 1, 2024

Non-standing Director	Male	Lee, Heung-Ryul	Non-Executive Director	May. 7, 2025